Exhibit 99.1

Corporación América Airports Signs Award Agreement to Operate Baghdad International Airport

Luxembourg, November 5, 2025— Corporación América Airports S.A. (NYSE: CAAP), (the “Company”), one of the leading private airport operators in the world, today announced that the consortium formed by Corporación América Airports S.A. and Amwaj International for Real-Estate Investments Co. Ltd. (the “Consortium”) has signed an award agreement with the Government of Iraq, following an international tender process to operate Baghdad International Airport. Pursuant to the terms of the award agreement, the Parties have a term of ninety (90) days (which may be extended by mutual agreement) to negotiate in good faith and enter into the respective PPP Agreement. The award agreement was signed after Iraq’s Ministry of Transport declared that the Consortium submitted the most competitive financial, commercial, and technical proposal within the tender process, which was supervised by the International Finance Corporation (IFC), a member of the World Bank Group.

Martin Eurnekian, CEO of Corporación América Airports, commented: “We are honored to have been selected to contribute to Baghdad’s airport modernization efforts. Together with our partner Amwaj International, we are committed to developing world-class airport infrastructure that will enhance connectivity, promotes economic growth, and creates opportunities for local communities. We look forward to working closely with the Government of Iraq and our partners to deliver a world-class airport that supports the country’s long-term growth.”

Namir Al-Ekabi, Chairman of Amwaj International, commented: “This milestone marks a proud moment for Iraq and a testament to the strength of our private sector. Signing this award agreement alongside our partner, Corporación América Airports, demonstrates Iraq’s growing capability and readiness to operate at world-class standards. Amwaj International remains committed to investing in the future of our country by developing infrastructure that reflects the spirit, resilience, and ambition of the Iraqi people. Baghdad International Airport will become a gateway that connects Iraq to the world and stands as a symbol of progress, excellence, and national pride.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

About Amwaj International

Amwaj International is a leading publicly listed Iraqi investment and development group headquartered in Baghdad, with a paid-up capital of IQD 20 billion and more than 10,000 employees. The company manages assets exceeding USD 6 billion across multiple sectors, including real estate, infrastructure, tourism, and hospitality. Amwaj has delivered landmark developments such as the Iraq Gate Project in Baghdad (valued at USD 2 billion), and several regional investments across the UAE, Turkey, Egypt, UK and USA. The company remains committed to contributing to the country’s sustainable economic growth and global integration. For more information, visit http://www.amwaj.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716